SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. )*



                        Southern Peru Copper Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   843611 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott A. Crozier
                            Phelps Dodge Corporation
                            2600 North Central Avenue
                             Phoenix, Arizona 85004
                                 (602) 234-8143
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 2, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities defined in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five parent of such class. See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this for with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843611 10 4
--------------------------------------------------------------------------------
1)  Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of Above
    Persons

           Phelps Dodge Overseas Capital Corporation
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

           [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------
Number of Shares           (7)   Sole Voting Power
  Beneficially             -----------------------------------------------------
                           (8)   Shared Voting Power
    Owned by                     11,173,796 Shares
                           -----------------------------------------------------
  Each Report-             (9)   Sole Dispositive Power
   ing Person              -----------------------------------------------------
                           (10)  Shared Dispositive Power
      With                       11,173,796 Shares
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

           11,173,796 Shares
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

           [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

           13.9%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 843611 10 4
--------------------------------------------------------------------------------
1)  Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of Above
    Persons

           Phelps Dodge Corporation
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
3)  SEC Use Only

--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

           [ ]
--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

           New York
--------------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power
  Beneficially             -----------------------------------------------------
                           (8) Shared Voting Power
    Owned by                     11,173,796 Shares
                           -----------------------------------------------------
  Each Report-             (9) Sole Dispositive Power
   ing Person              -----------------------------------------------------
                           (10) Shared Dispositive Power
      With                       11,173,796 Shares
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

           11,173,796 Shares
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

           [ ]
--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

           13.9%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

                  Item 1. Security and Issuer

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock), of Southern Peru Copper Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are at Avenida Caminos del Inca No. 171, Chacarilia del Estanque, Santiago de Surco, Lima 33 Peru; and 180 Maiden Lane, New York, New York 10038.

                  Item 2.  Identity and Background

                  This statement is being filed on behalf of Phelps Dodge Overseas Capital Corporation, a Delaware corporation ("Phelps Dodge Overseas") and Phelps Dodge Corporation, a New York corporation ("PDC"). Phelps Dodge Overseas is a wholly-owned subsidiary of PDC. The principal business of Phelps Dodge Overseas is to hold PDC's investment in the Company. The principal business of PDC is mining and manufacturing. The address of the principal business and office of Phelps Dodge Overseas and PDC is 2600 North Central Avenue, Phoenix, Arizona 85004.

                  The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Phelps Dodge Overseas is set forth on Schedule A attached hereto. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PDC is set forth on Schedule B attached hereto.

                  During the past five years, neither Phelps Dodge Overseas nor PDC nor any other person controlling either Phelps Dodge Overseas or PDC, nor, to the best knowledge of Phelps Dodge Overseas or PDC, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Item 3.  Source and Amount of Funds or Other
Consideration

                  Phelps Dodge Overseas acquired an interest in the Common Stock in connection with an exchange offer (the "Exchange Offer") conducted by the Company, pursuant to which the Company offered to exchange its Common Stock for any and all outstanding labor shares (the "Labor Shares") of the Peruvian Branch (the "Branch") of Southern Peru Limited, a Delaware corporation having substantially all of its operating assets in Peru ("SP Limited"). The Company was formed to conduct the Exchange Offer and to act as a holding company for SP Limited, which conducts copper mining operations in Peru through the Branch. The Branch consists of substantially all of the assets and liabilities of SP Limited associated with its copper operations in Peru. Pursuant to the Branch's registration with the Peruvian government as a branch of a foreign mining company, the Branch is deemed to have equity capital, of which SP Limited, prior to the Exchange Offer, owned 82.69%. The remaining equity interest was represented by the Labor Shares. The Branch was required to issue the Labor Shares to its employees as part of a profit-sharing system under Peruvian law.

                  In connection with the Exchange Offer, Phelps Dodge Overseas and the other stockholders of SP Limited (together, the "Founding Stockholders") exchanged their common shares of SP Limited for Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company (the "Founding Stockholder Exchange"). The Founding Stockholder Exchange was effected separately from the Exchange Offer in a private transaction exempt from registration under Section 4(2) of the Securities Exchange Act of 1933, as amended.

                  Each Founding Stockholder is entitled at any time to convert shares of Class A Common Stock into shares of Common Stock. Additionally, Class A Common Stock automatically converts into Common Stock in the event that record or beneficial ownership of Class A Common Stock is transferred to any person other than another Founding Stockholder or an affiliate thereof. All shares of Class A Common Stock will automatically convert into Common Stock in the event that the total number of shares of Class A Common Stock represents less than 35% of the total number of shares of Class A Common Stock and Common Stock then outstanding.

                  Item 4.  Purpose of Transaction

                  The Exchange Offer was conducted in order to (i) provide holders of Labor Shares with an opportunity to receive securities of the Company which are listed on both the New York Stock Exchange and the Lima Stock Exchange, (ii) establish public trading markets in the United States and Peru for the Company's Common Stock, (iii) simplify the Company's consolidated capital structure, and (iv) provide the Company with improved access to capital markets.

                  The Founding Stockholder Exchange was conducted in order to achieve the goal of providing holders of Labor Shares with representation on the Board of Directors of the Company while maintaining ultimate stockholder direction in the hands of the Founding Stockholders.

                  Phelps Dodge Overseas held its shares in SP Limited, and acquired its shares of Class A Common Stock of the Company, for investment purposes. Depending upon market and other conditions, Phelps Dodge Overseas or PDC may acquire additional securities of the Company or may dispose of all or a portion of the securities of the Company now owned or hereafter acquired.

                  Other than as described above, Phelps Dodge Overseas or PDC has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

                  Item 5.  Interest in Securities of the Issuer

                  (a) Through its right to convert its Class A Common Stock into Common Stock, Phelps Dodge Overseas may be deemed to be the beneficial owner of 11,173,796 shares of Common Stock, representing 13.9% of the equity capital of the Company. As the parent company of Phelps Dodge Overseas, PDC may also be deemed to be the beneficial owner of 11,173,796 shares of Common Stock, representing 13.9% of the equity capital of the Company.

                  To the best knowledge of Phelps Dodge Overseas and PDC, none of the persons listed on Schedules A or B attached hereto is the beneficial owner of any shares of Common Stock.

                  (b) In the event that its Class A Common Stock were converted into Common Stock, Phelps Dodge Overseas and PDC would have the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of such Common Stock.

                  (c) On January 2, 1996, the Exchange Offer and the Founding Stockholder Exchange were completed, resulting in the acquisition by Phelps Dodge Overseas of 11,173,796 shares of Class A Common Stock of the Company.

                  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Each of the Founding Stockholders, in connection with the Exchange Offer, has entered into the Stockholders' Agreement. The Stockholders' Agreement contemplates, among other things, that the Board of Directors of the Company will be composed of 15 members, one of whom is the President of the Company.

                  Under the terms of the Stockholders' Agreement, each Founding Stockholder will have the right to nominate that number of 12 directors which is in proportion to the percentage of Class A Common Stock owned by it (or its affiliates) out of the aggregate Class A Common Stock then owned by all holders of Class A Common Stock (without any minimum required number of shares), rounded to the nearest whole Board member with 0.5 being rounded up. In the event that the foregoing rounding procedure would permit the Founding Stockholders as a group to nominate (i) more than 12 directors, then the Founding Stockholder whose fractional interest in a director shall represent the smallest fraction of a whole number that was rounded up shall not be entitled to nominate a director with respect to that fractional interest or (ii) less than 12 directors, then the Founding Stockholder whose fractional interest in a director shall represent the largest fraction of a whole number that was rounded down shall be entitled to nominate a director with respect to that fractional interest. In the event the procedure described in the immediately preceding sentence would not result in 12 directors being nominated by the Founding Stockholders as a group, the procedure described in the foregoing sentence shall be repeated among the
Founding Stockholders not affected by the previous application of such procedure, as may be necessary to achieve the required result. Each of the Foregoing Stockholders will vote its shares of Class A Common Stock in favor of the directors nominated in accordance with the above provisions. The Founding Stockholders have also agreed to nominate and vote for the President as a director.

                  The Stockholders' Agreement will terminate, and each share of Class A Common Stock will automatically convert into one share of Common Stock (voting share for share as a single class on all matters including election of directors), if at any time the number of shares of Class A Common Stock owned by the Founding Stockholders (or affiliates of the Founding Stockholders) shall be less than 35% of the outstanding shares of Class A Common Stock and Common Stock of the Company. In addition, the rights and obligations of each Founding Stockholder under the Stockholders' Agreement will terminate in the event such Founding Stockholder (or its affiliates) shall cease to own shares of Class A Common Stock.

                  The Stockholders' Agreement replaced a prior agreement (the "Prior Agreement") among the Founding Stockholders which governed the election of directors and other matters. The Founding Stockholders have agreed to terminate a provision in the Prior Agreement relating to the acquisition of mining concessions by the Founding Stockholders within a specified area in Southern Peru, in which certain mines are located. The Company and the Founding Stockholders have agreed that each of the Founding Stockholders may acquire mining concessions within this area for its own account.

                  The Stockholders' Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference. The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the text of the Stockholders' Agreement.

                  Item 7. Material to be Filed as Exhibits

                  Exhibit 1                 -- Stockholders' Agreement

                  Exhibit 2                 -- Joint Filing Agreement



                                   Signatures
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 1996

                             PHELPS DODGE OVERSEAS CAPITAL
                             CORPORATION


                             By: /s/ Thomas M. Foster
                                -----------------------------------------------
                             Name:   Thomas M. Foster
                             Title:  Vice President and
                                     Controller


                            PHELPS DODGE CORPORATION


                             By: /s/ Thomas M. Foster
                                -----------------------------------------------
                             Name:   Thomas M. Foster
                             Title:  Vice President and
                                     Controller

                                                                      Schedule A
                                                                      ----------


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                    PHELPS DODGE OVERSEAS CAPITAL CORPORATION
                    -----------------------------------------



                  The name, business address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Phelps Dodge Corporation are set forth below. Unless otherwise indicated, the business address of each person listed below is 2600 North Central Avenue, Phoenix, Arizona 85004. Unless otherwise indicated, each person listed below is a United States citizen.

Directors
---------

James L. Madson
Vice President
Phelps Dodge Corporation

Thomas M. St. Clair
Senior Vice President and
  Chief Financial Officer
Phelps Dodge Corporation

J. Steven Whisler
Senior Vice President
Phelps Dodge Corporation

Douglas C. Yearley
Chairman of the Board, President
  and Chief Executive Officer
Phelps Dodge Corporation

Executive Officers
------------------

J. Steven Whisler
President

Thomas M. Foster
Vice President and Controller

James L. Madson
Vice President

Thomas M. St. Clair
Vice President

A. Daniel Luechtefeld
Vice President - Taxes

                                                                      Schedule B
                                                                      ----------


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            PHELPS DODGE CORPORATION
                            ------------------------


                  The name, business address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Phelps Dodge Corporation are set forth below. Unless otherwise indicated, the business address of each person listed below is 2600 North Central Avenue, Phoenix, Arizona 85004. Unless otherwise indicated, each person listed below is a United States citizen.

Directors
---------

Edward L. Addison
Retired Chairman of the Board
  and Chief Executive Officer
11 Sabine Drive
Pensacola Beach, Florida  32561

Robert N. Burt
Chairman of the Board and
  Chief Executive Officer
FMC Corporation
200 East Randolph Drive
Chicago, Illinois  60601

Paul W. Douglas
Retired Chairman and
  Chief Executive Officer
The Pittston Company
Suite 1900
250 Park Avenue
New York, New York  10177

William A. Franke
President
Franke & Company, Inc.;
Chairman of the Board and
  Chief Executive Officer
America West Airlines, Inc.
4000 East Sky Harbor Boulevard
Phoenix, Arizona  85034

Paul Hazen
Chairman and Chief Executive Officer
Wells Fargo & Company and
  Wells Fargo Bank, National Association
P.O. Box 63710
San Francisco, California  94163

Marie L. Knowles
President
ARCO Transportation Company;
Senior Vice President
Atlantic Richfield Company
300 Oceangate, Suite 1557
Long Beach, California  90802

Robert D. Krebs
President and Chief Executive Officer
Burlington Northern Santa Fe Corporation
777 Main Street
Fort Worth, Texas  76102

Southwood J. Morcott
Chairman, President and
  Chief Executive Officer
Dana Corporation
4500 Dorr Street
Toledo, Ohio  43615

Gordon R. Parker
Retired Chairman of the Board
  and former Chief Executive Officer
Newmont Mining Corporation and
  Newmont Gold Company
1700 Lincoln Street
Denver, Colorado  80203

J. Steven Whisler
Senior Vice President
Phelps Dodge Corporation

Douglas C. Yearley
Chairman of the Board, President
  and Chief Executive Officer
Phelps Dodge Corporation


Executive Officers
------------------

Douglas C. Yearley
Chairman of the Board, President
  and Chief Executive Officer

Manuel J. Iraola
Senior Vice President

Thomas M. St. Clair
Senior Vice President and Chief
  Financial Officer

J. Steven Whisler
Senior Vice President

                                  Exhibit Index
                                  -------------



Exhibit                Description                             Page
-------                -----------                             ----
   1           Stockholders' Agreement among
               Southern Peru Copper Corporation,
               Southern Peru Limited, ASARCO
               Incorporated, Cerro Trading Company,
               Inc. and Phelps Dodge Overseas
               Capital Corporation

   2           Joint Filing Agreement between
               Phelps Dodge Overseas Capital
               Corporation and Phelps Dodge
               Corporation